UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            James River Coal Company
                                (Name of Issuer)

                     Shares of Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    470355207
                                 (CUSIP Number)

                                  June 15, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 11 Pages

CUSIP No. 470355207                   13G                  Page 2 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    893,173 Shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.38%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------------

CUSIP No. 470355207                   13G                  Page 3 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    893,173 Shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.38%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA, HC
-----------------------------------------------------------------------------

CUSIP No. 470355207                   13G                  Page 4 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Noam Gottesman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    893,173 Shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.38%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
-----------------------------------------------------------------------------

CUSIP No. 470355207                   13G                  Page 5 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Pierre Lagrange
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    893,173 Shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.38%
-----------------------------------------------------------------------------
    (12)    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
-----------------------------------------------------------------------------

CUSIP No. 470355207                   13G                  Page 6 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Emmanuel Roman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    893,173 Shares of Common Stock
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,173 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.38%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN, HC
-----------------------------------------------------------------------------

CUSIP No. 470355207                   13G                  Page 7 of 11 Pages


Item 1.

(a)  Name of Issuer

        James River Coal Company, a Virginia corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

        901 E. Byrd Street, Suite 1600
        Richmond, Virginia  23219

Item 2(a).  Name of Person Filing

        This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Shares (as defined in Item 2(d) below) of the Company:

        INVESTMENT MANAGER

        (i) GLG Partners, LP (the "Investment Manager"), with respect to the Shares held by certain funds to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

        GENERAL PARTNER

        (ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

        REPORTING INDIVIDUALS

        (iii) Mr. Noam Gottesman ("Mr. Gottesman"), with respect to the Shares held by each of the GLG Funds.

        (iv) Mr. Pierre Lagrange ("Mr. Lagrange"), with respect to the Shares held by each of the GLG Funds.

        (v) Mr. Emmanuel Roman ("Mr. Roman"), with respect to the Shares held by each of the GLG Funds.

        Mr. Gottesman, Mr. Lagrange and Mr. Roman are collectively referred to as the "Reporting Individuals."

        The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. Each of the Reporting Individuals is a Managing Director of the General Partner.

Item 2(b).  Address of Principal Business Office or, if none, Residence

        The address of the principal business office of each of the Reporting Persons is:

        c/o GLG Partners LP
        1 Curzon Street
        London W1J 5HB
        United Kingdom

CUSIP No. 470355207                   13G                  Page 8 of 11 Pages


Item 2(c).  Citizenship

        Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)   Title of Class of Securities

        Common Stock, $0.01 par value (the "Shares")

Item 2(e)   CUSIP Number

        470355207

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with
        Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with
        Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Proxy Statement on Form DEF 14A filed on June 19, 2007, the total number of outstanding Shares was 16,614,839 as of June 13, 2007.

        The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares

CUSIP No. 470355207                   13G                  Page 9 of 11 Pages


        owned by the GLG Funds. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Reporting Individuals, as a Managing Director of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.     Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.     Identification and Classification of Members of the Group

          See Exhibit I.

Item 9.     Notice of Dissolution of Group

          Not applicable.

Item 10.    Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 25, 2007, by and among GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman.

CUSIP No. 470355207                   13G                  Page 10 of 11 Pages


SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 25, 2007



GLG PARTNERS LP

     By: /s/ Timothy Kuschill
         --------------------------
         Name: Timothy Kuschill
         Title: Counsel of GLG Partners LP

GLG PARTNERS LIMITED,
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Emmanuel Roman
         --------------------------
         Name: Emmanuel Roman
         Title: Managing Director of GLG Partners Limited




NOAM GOTTESMAN
PIERRE LAGRANGE
EMMANUEL ROMAN


/s/ Emmanuel Roman
--------------------------------
EMMANUEL ROMAN, individually and
on behalf of Noam Gottesman and
Pierre Lagrange

The Powers of Attorney executed by Noam Gottesman and Pierre Lagrange, authorizing Emmanuel Roman to sign and file this Schedule 13G on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on December 15, 2006 by such Reporting Persons with respect to the common stock of Movado Group, Inc., are hereby incorporated by reference.

CUSIP No. 470355207                   13G                  Page 11 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 25, 2007



GLG PARTNERS LP

     By: /s/ Timothy Kuschill
         --------------------------
         Name: Timothy Kuschill
         Title: Counsel of GLG Partners LP

GLG PARTNERS LIMITED,
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Emmanuel Roman
         --------------------------
         Name: Emmanuel Roman
         Title: Managing Director of GLG Partners Limited




NOAM GOTTESMAN
PIERRE LAGRANGE
EMMANUEL ROMAN


/s/ Emmanuel Roman
--------------------------------
EMMANUEL ROMAN, individually and
on behalf of Noam Gottesman and
Pierre Lagrange